MBZ PARTS
RISK FACTORS

Risks Related to Investing in an Early Stage Business

The Company has debt and only modest revenue
When we began fundraising in 2021, MBZ Parts (the "Company" or simply "we") had not generated revenue. Additionally, we have been incurring debts during the start-up phase of our business which we estimate will total approximately $200,000 to $300,000 associated with the purchase of parts inventories, tools, equipment, data, digital assets, leasing facilities, and professional services. We anticipate it will take time for revenues to substantially exceed start-up costs and ongoing expenses, if this will ever occur. We cannot provide any guarantees that the business will ever be profitable.
February 2023 Update: In 2022 we undertook a major liquidation of part of our inventory and sold many items at wholesale prices to downsize the Company's footprint in our warehouse and quickly generate revenue so as to pay all of our expenses in the meantime. Thus, we had enough revenue to cover all of our expenses in 2023. We are now planning to find another business to occupy part of our warehouse to reduce our share of costs for our large warehouse space. We hope to generate a profit in 2023 as a result of lowering our costs of our warehouse space and selling more of our inventory at retail prices, however, there are no guarantees we will actually make a profit this year or in future years due to our numerous expenses, debts, and all of the risks discussed in this risk factors statement.

Risks Associated with Raising Capital
We will rely on external financing to fund our operations. As of this writing, only some of that financing has been obtained and our current crowdfunding campaign is intended to raise the rest that we expect we will need for the foreseeable future. There is no guarantee that we will be successful in raising the funds necessary to carry out our business plan. There is risk that our cost estimates are too low or that we have overlooked some necessary expenses, and that we will actually require greater investment capital than is planned at this time. Therefore, there is considerable risk that the business' resources will need to be devoted to capital raising for months or years before we are able to fully implement our business plan. In the meantime, the market could change in numerous ways, such as by the entry of additional competitors or growth of some or our existing competitors, our costs could increase, and other changes to market could occur, causing delays in achieving profitability, and possibly even causing our business to fail. We anticipate, based on our current proposed plans and assumptions relating to our operations that, if we raise approximately $600,000 to $800,000 in the first half of 2021, it will be sufficient to begin operating as planned. However, these estimates might be flawed and we may need to raise additional capital which, could divert our resources to raising capital instead of on critical operations, which could negatively impact our business in numerous ways.

We may be under-estimating some or all of the following factors related to our funding needs and to our overall success:

- The actual cost of beginning and expending our operations;
- The financial terms and timing of any collaborations, licensing or other arrangements into which we may enter;
- The rate of progress and cost of development activities;
- The need to respond to technological changes and increased competition;
- The cost and delays in development of our website that may result from changes in regulatory requirements applicable to our products and our reliance on contract labor in our website development and management;
- Sales and marketing efforts;
- Unforeseen difficulties in establishing and maintaining an effective sales and distribution system; and
- Lack of demand for and market acceptance of our products and services.

Given our lack of business history, conventional bank and other institutional sources of financing are unavailable to us. We may have difficulty obtaining additional funding and we cannot assure you that additional capital will be available to us when needed. If additional capital is available, we cannot guarantee that it will be available on favorable terms. We may need to borrow money on terms that could impose significant restrictions on our operations. We may need to devote substantial amounts of staff and officers' time on raising capital instead of on business operations. Other potential sources of capital could be scarce or come with other significant costs and other drawbacks. If adequate funds are not available, we may have to delay, scale back, or eliminate some of our operations or our research development and commercialization activities. Under these circumstances, if the Company is unable to acquire additional capital or is required to raise it on terms that are less satisfactory than desired, it may have a material adverse effect on its financial condition.

We have no operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
This business was recently incorporated and has no history upon which an evaluation of our prospects and future performance can be made. While our business plan describes some aspects of our parent company, ReInvent the Wheel LLC, that have some operating history and that will be transferred to MBZ Parts, we cannot assume that this transfer will occur completely smoothly and any past success with components of our business does not assure future success for the MBZ Parts Company which we foresee will be considerably more complex. Our proposed operations are subject to all business risks associated with a new enterprise. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a new business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. There can be no assurances that we will ever operate profitably.
February 2023 Update: We have been operating out of our San Bernardino, California facility since May 2021 and thus we have generated revenues from sales as shown in our financial statements, however, this is only a short operating history so the lack of operating history on which to evaluate the business remains a risk.

Risks Related to Reliance on Key Personnel and Labor Matters Generally

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
MBZ Parts will be highly dependent on the key personnel who are introduced in our business plan. Recruiting and retaining highly qualified personnel is critical to our success. To successfully implement our business plan we will need to hire additional personnel as well as retain our existing management team. We face intense competition for personnel. The failure to attract and retain personnel with appropriate expertise could delay or halt the development of our business. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in implementing our business plan, loss of customers and sales, and diversion of management resources, which could adversely affect operating results. Any of our staff, officers, consultants, and advisors may currently be employed by third parties or may in the future become employed by third parties which limit their availability to us. At this time we do not have a plan detailing how to replace any of our key personnel in the case of death, disability, or termination of employment for any reason.

Control of the Company Rests with Key Personnel
Control of the company currently lies with its founder and CEO, Sheila P. Heaney, through her single member LLC (ReInvent the Wheel, an Oregon LLC). There are several other minority shareholders who hold some voting rights in the corporation, however, Ms. Heaney is a controlling shareholder and will remain as such for the foreseeable future until there is some major refinancing event or sale of the entire business. Investors must rely upon the business judgment and skills of Ms. Heaney, any directors elected to the board of directors by her and any minority shareholders, and any advisors that the corporation chooses to consult.

The Company's success depends on the experience and skill of the board of directors, its executive officers, and key employees. In particular, the Company is dependent on Ms. Heaney who is the CEO of the Company. There can be no assurance that she will continue to work for the Company for any particular period of time. The loss of Ms. Heaney or any member of the board of directors or any executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Our business may be adversely affected by union activities and labor and employment laws.
As our business grows we may become subject to efforts by workers or labor unions to unionize our business. This could result in changes to our personnel policies and it could result in increased costs to our business due to needing to pay higher wages or offer increased benefits to workers. Also, we may in the future be subject to strikes or work stoppages, union and works council campaigns, and other labor disruptions and disputes.
Even without any union activity, as an enterprise which will have employees in California and Oregon, we are subject to these states' strict employment laws (in addition to federal law) governing matters such as the minimum wage, overtime, and other working conditions. Some of these laws are technical in nature and could be subject to interpretation by government agencies and courts in a manner that is different from our own interpretations. Efforts to comply with existing laws and efforts to keep up with changing employment laws may increase our labor costs and limit our flexibility. If we were found not to be in compliance with such laws, we could be subject to fines, penalties and liabilities to our employees or government agencies.

Risks Related to Our Specific Business

Automotive Parts Sales are part of a Competitive Global Industry
We face competition with respect to sales of Mercedes-Benz parts as described in the Market Analysis in our business plan. Our competitors include major companies worldwide in addition to numerous local and regional companies. Some of our competitors have significantly greater financial, technical, technological, and human resources than we have. Some of our competitors have superior brand recognition and marketing and thus may be better equipped than us to gain business. For example, some of our competitors have relationships with insurance companies that refer customers to them. These competitors likely also compete with us in recruiting and retaining qualified personnel and internet sales technologies among other resources. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies, or by making greater investment in marketing, website development, human resources, or parts inventories. As with any enterprise providing sales of goods or services through the internet, we face the risk that any number of competitors may be forming without our knowledge, and that any such new competitors could suddenly emerge with large amounts of investment capital available to overshadow our marketing efforts. Accordingly, our competitors, new or old, may be able to sell products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our business will generate meaningful additional revenues from our products.

We rely on other companies to provide parts.
We depend on various other sources for our parts inventory and all of these sources are vulnerable to disruptions caused by natural disasters, severe weather, acts of terrorism, nuclear facility accidents, pandemics, labor disputes, civil unrest, changing market conditions, and other forces that are impossible to predict. Vendor consolidation could also limit the number of suppliers from which we may purchase products and could materially affect the prices we pay for these products. We would suffer an adverse impact if our vendors limit or cancel the return privileges that currently protect us from inventory obsolescence.

Our ability to find qualified vendors and access products in a timely and efficient manner is often challenging, particularly with respect to goods sourced outside the United States. Our procurement of goods and services from anywhere, but especially those from outside the United States is subject to risks associated with political or financial instability, trade restrictions, tariffs, currency exchange rates, changing international relations, transport capacity and costs and other factors relating to foreign trade. In addition, our procurement of all our goods and services is subject to the effects of price increases, which we may or

may not be able to pass through to our customers. Our ability to continue to obtain parts inventory could easily be disrupted by any of these circumstances.

We depend on third-party service providers and software licensors, and we outsource providers for our web catalog services

MBZ Parts works with a team of three contracted web developers based in Pakistan who have helped to create our current website and online catalogue of parts. We intend to rely on this team for maintenance and upgrades, because the relationship is advantageous due to quality and price. We rely on other third parties for licensing other software. However, if these services were interrupted and we were not able to find alternate third-party providers, we could experience disruptions in our ability to process, record, and report transactions with our customers and suppliers, among other core business functions. Such interruptions could occur for numerous reasons, most of which are outside our control. Such interruptions could result in pursuing a replacement web development team which could considerably increase our costs, interrupt our operations, and affect our bottom line. These potential disruptions could materially and adversely affect our ability to retain and attract customers, and have a material negative impact on our operations, business, financial results and financial condition.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products.

Our future success depends on our ability to maintain and continuously improve our quality control program. An inability to address a quality or safety issue in an effective and timely manner may cause negative publicity and/or a loss of customer confidence in us, which may result in the loss of sales and difficulty in successfully launching new products.

Risks Related to Insurance Coverage

While we have been working with an insurance broker who has been diligently searching for adequate insurance policies to cover our business, as of this writing we do not yet have insurance policies in place to cover all foreseeable liabilities of our business. There is a risk that we won't be able to maintain adequate insurance to cover all potential liabilities or that we will need to spend more money on insurance than as forecast in our current budget projections. The business of dismantling used vehicles and selling used parts is a difficult enterprise to insure due to its known risks, and many major insurance companies do not offer insurance policies for this type of business.

Additionally, workers' compensation insurance coverage for this type of work is very expensive.

A successful legal claim brought against us in excess of available insurance, not covered by insurance at all, or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

February 2023 Update: We have obtained all insurance policies which we believe to be necessary or prudent for our business, however, costs of insurance premiums continues to be a significant expense and these costs could rise in the future if we need to make claims for coverage and for various other reasons outside of our control.

One of the potential risks we face in the distribution of our products is liability resulting from low quality parts infiltrating the supply chain.

Because we source parts from various sources, we rely on various suppliers and their quality control measures, which comes with risks. In addition, in many situations we obtain parts salvaged from used vehicles, whose history is unknown to us so we must rely on our own inspection and testing of parts for quality control. While we have procedures to inspect products for quality, we may obtain parts which appear to be in good condition but are actually of poor quality. It's possible we may occasionally inadvertently sell low quality parts to customers, which would negatively impact our customers' experience and could decrease customer demand for our parts and services. In addition, if there are serious injuries due to our faulty parts we could be subject to legal liability for such injuries and there can be no assurance that

the insurance coverage we maintain will be sufficient or available in adequate amounts or at a reasonable cost.

Product safety and quality concerns, including concerns related to perceived quality of materials, could negatively affect the Company's business.

The Company's success depends in large part on its ability to maintain consumer confidence in the safety and quality of all our products and of Mercedes-Benz automobiles in general. If products taken to market are or become defective or damaged, the Company may be required to conduct costly product recalls and may become subject to product liability claims and negative publicity, which would cause our business to suffer. In addition, regulatory actions, activities by nongovernmental organizations and public debate and concerns about perceived negative safety and quality consequences of the Merceds brand or particular automotive parts may erode consumers' confidence in the safety and quality issues, whether or not justified, and could result in additional governmental regulations concerning the marketing and labeling of the Company's products, negative publicity, or actual or threatened legal actions, all of which could damage the reputation of the Company's products and may reduce demand for our products.

Manufacturing or design defects, unanticipated use of our products, or inadequate disclosure of risks relating to the use of the products can lead to injury or other adverse events.

In the event that parts sold by MBZ Parts were to be defective, we could be liable not just for the cost of the part but also for injuries or property damage resulting for the defective part, even if we did not manufacture or repair the part. While we plan to carry products liability insurance, a major safety incident may be inadequately covered by insurance, which could jeopardize the business.

Further, in the event that a new model Mercedes is released with design defects prompting safety concerns and recalls, the reputation of the Mercedes-Benz brand could be impacted, thus impacting the market for Mercedes-Benz vehicles and parts generally, which could have an adverse effect on our sales.

We may implement new lines of business or offer new products and services within existing lines of business.

We are contemplating numerous potential additional lines of business for the future of MBZ Parts. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources with uncertain returns on investment of our resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. For the same reasons as discussed elsewhere in this statement on risk factors related to being a new business, we may not be successful in introducing new products and services, or those new products may not achieve market acceptance. As a result, our business, financial condition or results of operations may be adversely affected.

In general, demand for our products is highly correlated with general economic conditions.

As a luxury car parts business, a substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability which are likely to occur at some point in the future. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our financial results. Poor economic conditions, and related factors, including consumer confidence, employment levels, interest rates, availability of credit, costs of housing and consumer products, tax rates, consumer debt levels, and fuel and energy costs could reduce consumer spending or change consumer purchasing habits in ways that harm our business.

Changing economic conditions and their impacts on our business are difficult to predict, so we or the industry may have excess inventory which may result in declines in prices for our products and low or no profits overall.

If the number of vehicles on the road or the number of vehicles involved in accidents declines or the number of cars being repaired declines, or the mix of the types of vehicles in the overall vehicle population changes, our business could suffer.
Our business depends on vehicle miles driven, vehicle accidents, and mechanical failures, and is affected by changing consumer trends and economic conditions, among others, which are difficult to predict and not within our control. For example, increasing use of ride hailing apps (e.g. Uber, Lyft) could reduce the number of vehicles on the road. This could reduce sales of both new and used cars and reduce the need for mechanical repairs and maintenance, as motorists seek alternative transportation options. Other trends that might increase or decrease demand for automotive parts include many factors such as congestion of traffic, the number of auto accidents, which varies based on changing consumer behavior and effectiveness of accident avoidance systems in new vehicles and the condition of roadways. These changing conditions are difficult to predict and could have positive or negative impacts on demand for our products.

Intellectual property claims relating to aftermarket products could adversely affect our business.
Original equipment manufacturers ("OEMs") have attempted to use claims of intellectual property infringement against manufacturers and distributors of aftermarket products to restrict or eliminate the sale of aftermarket products that are the subject of the claims. To the extent OEMs and other manufacturers obtain design patents or trademarks and are successful in asserting claims of infringement of these patents or trademarks against us, we could be restricted or prohibited from selling certain aftermarket products, which could have an adverse effect on our business. We may be subject to costs and uncertainties of litigation as well as restrictions on our ability to sell aftermarket parts that replicate parts covered by those design patents or trademarks.

Risks Related to Information Technology and Data Privacy

We collect and store certain personal information that our customers provide to purchase products or services, enroll in promotional programs, register on our web site, process payments, or otherwise communicate and interact with us. Collection and storage of this information comes with inherent risks.
We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

Additionally, California and the European Union have in the past several years enacted new consumer privacy laws seeking to protect consumers' internet data privacy, and other jurisdictions may soon follow suit. These consumer privacy laws may apply to our business because we collect, use, and share information about our customers. While we plan to implement reasonable efforts to comply with these laws, these laws create legal risks for us. Despite our efforts to comply with consumer privacy laws, this area of the law is new and quickly evolving, therefore, we could fail to comply with all aspects of relevant laws despite reasonable efforts made to stay abreast of changing laws and best practices for compliance, and therefore we could be subject to fines, penalties or other liabilities and we may need to expend considerable resources on legal counsel, information technology systems, and operating resources to ensure we comply with these laws.

Increasing costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially.

There can be no assurance that advances in computer capabilities or other developments will prevent the compromise of our payment transaction processing and personal data storage systems.

If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, we could be liable and it could have a material adverse effect on our reputation, operating results and financial condition.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.
Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations and the services we provide to customers, and damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business/operating margins, revenues and competitive position.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.
In addition to possible aforementioned "cyber attacks" and other malicious activity, other incidents could give rise to an information security breach, such as natural disasters, power outages, or by the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property by our own employees. Consequences of such incidents could include loss of sales.

Risks Specific to Our Business

Our business could be affected by currency fluctuations, capital and exchange controls, expropriation and other restrictive government actions, changes in intellectual property legal protections and remedies, trade regulations and procedures and actions affecting approval, production, pricing, and marketing of, our products, as well as by political unrest, unstable governments and legal systems and inter-governmental disputes.
Any of these changes could adversely affect our business and we believe these risks may be especially high as we expand to marketing in countries outside the US whose economic and legal systems are less stable.

Our major supplier relies on salvage permits and must conform to numerous regulatory requirements which poses risks.
Our parent company, ReInvent the Wheel, LLC, is a licensed salvage yard in Merlin, Oregon. We plan for MBZ Parts to become the licensed entity and to assume the salvage operations in Merlin in the near future. Salvage operations must obtain licenses and permits from state and local governments to conduct their operations and these licenses and permits must be renewed from time to time. In addition, there are numerous regulations affecting these operations and failure to comply can result in fines. We may rely on other salvage yards for parts from time to time. There can be no assurance that future approvals of necessary licenses and permits will be granted to either our parent company or to our Company. In the event that ReInvent the Wheel fails to maintain necessary permits and licenses, we would lose a major supplier of parts and if MBZ Parts fails to obtain all necessary permits and licenses then our ability to implement our business plan will be significantly hindered for as long as we are unable to obtain those permits or licenses.

We will be leasing facilities, which is inherently risky compared to owning our own facilities.
We are currently looking for a facility to lease in southern California. We do not plan to raise enough capital to purchase a facility, however, leasing commercial property is inherently risky. We intend to seek legal counsel to advise us in negotiating a lease agreement, however, the real estate market in California fluctuates considerably and there can be no guarantees that we will find a facility to lease on favorable terms. To have the proper facilities we need for our operations, we may need to incur the costs of major tenant improvements on a facility that we lease for limited periods of time, which might not be cost efficient. There can be no guarantees that we will be able to afford to maintain our lease, which could make us vulnerable to liability. There can be no guarantees that we will not encounter other challenges associated

with leasing property, such as conflicts with the landlord, hidden flaws in the building structure which cause disruptions to our operations, and other challenges associated with leasing property.
February 2023 Update: We are leasing a facility in San Bernardino, California and the costs of maintaining this lease are quite high in comparison to our revenues thus far. We are pursuing an arrangement with another business to share the facility so as to reduce our cost burden, however, sharing our facility with another business will entail some challenges and risks. Overall, accessing and maintaining facilities necessary for our inventory storage and sales in our region continues to be a challenge and to pose risks as described above.

Climate Change May Adversely Affect Our Operations

Climate change, including the impact of global warming, creates physical and financial risk. Physical risks from climate change include an increase in sea level and changes in weather conditions, such as an increase in changes in precipitation, droughts, heat waves, and extreme weather events. Recent severe wildfire events in California have caused intermittent poor air quality, loss of buildings and other structures to fire, and prompted evacuations. Such wildfire events are expected to occur more frequently due to climate change. These events, if they occur near our facilities, could create significant disruptions to our operations and to the economy overall, resulting in loss of revenue for our business. Increasing frequency and severity of wildfires may not be the only impact of climate change on our business. Sever weather events in other regions could impact our suppliers, which could impact us. Overall, climate change could have a material adverse effect on our business.

Climate Change Regulations May Adversely Impact our Business.
Legislation and regulation regarding climate change could incentivize use of electric vehicles and discourage or prohibit use of older vehicles such as the classic Mercedes cars whose parts our business sells. Therefore, climate and other environmental regulations could drastically reduce or eliminate demand for many of our products, causing our future revenues to be much less than projected. We cannot currently predict if and when such legislation or regulation might occur, nor the precise effect such legislation and regulation may have on our operations, but it could be significantly impact us.

Even without legislation or rules incentivizing electric vehicles, consumer trends favoring electric vehicles due to their lack of tailpipe emissions could impact demand for classic cars and their parts.

We handle toxic materials and environmental regulations impact our business.
We are subject to various federal and state environmental protection regulations governing vehicle emissions (which are affected by car parts), hazardous substances in our facilities, waste water, and other matters. California in particular has especially strict auto emissions standards among other environmental laws which impact the automotive industry nation-wide. Should California, Oregon, or any jurisdiction in which we sell parts adopt stricter automobile emissions standards we may be further constrained as far as parts we are able to sell. Some of our parts inventory could substantially decline in value suddenly if stricter emission standards are enacted which eliminate or reduce the utility of some of our parts.

We are also required to obtain environmental permits from governmental authorities for certain of our operations. If we violate or fail to obtain or comply with these laws, regulations, or permits, we could be fined or otherwise sanctioned by regulators or lose our operating permits. We could also become liable if employees or other parties are improperly exposed to hazardous materials. We have an environmental management process designed to facilitate and support our compliance with these requirements; we cannot assure you, however, that we will at all times be in complete compliance with such requirements.
We have made and will continue to make capital and other expenditures relating to environmental matters. Although we presently do not expect to incur any capital or other expenditures relating to environmental controls or other environmental matters in amounts that would be material to us, we may be required to make such expenditures in the future.

Under certain environmental laws, we could be held responsible for all of the costs relating to any contamination at, or migration to or from, our own or our predecessors' past or present facilities and at

independent waste disposal sites. These laws often impose liability even if the owner or operator did not know of, or was not responsible for, the release of such hazardous substances. Many of our facilities are located on or near properties with a history of industrial use that may have involved hazardous materials. As a result, some of our properties may be contaminated. Some environmental laws hold current or previous owners or operators of real property liable for the costs of cleaning up contamination. These environmental laws also impose liability on any person who disposes of, treats, or arranges for the disposal or treatment of hazardous substances, regardless of whether the affected site is owned or operated by such person, and at times can impose liability on companies deemed under law to be a successor to such person.

Customers or other third parties may also make claims against owners or operators of properties, or successors to such owners or operators, for personal injuries and property damage associated with releases of hazardous or toxic substances.

Contamination resulting from vehicle recycling processes can include soil and ground water contamination from the release, storage, transportation, or disposal of gasoline, motor oil, antifreeze, transmission fluid, chlorofluorocarbons ("CFCs") from air conditioners, other hazardous materials, or metals such as aluminum, cadmium, chromium, lead, and mercury. For example, contamination from the refurbishment of chrome plated bumpers can occur from the release of the plating material. Contamination can migrate on-site or off-site, which can increase the risk, and the amount, of any potential liability.

Environmental laws are complex, change frequently, and have tended to become more stringent over time. Costs and risks of compliance is likely to increase, not decrease, over time. Our costs of complying with current and future environmental and health and safety laws, and our liabilities arising from past or future releases of, or exposure to, hazardous substances, may adversely affect our business, results of operations, or financial condition.

Existing or new laws and regulations, or changes to enforcement or interpretation of existing laws or regulations, may prohibit, restrict or burden the sale of aftermarket, recycled, refurbished or remanufactured products.

Most states have passed laws that prohibit or limit the use of aftermarket automobile parts in collision repair work. These laws include requirements relating to consumer disclosure, vehicle owner’s consent regarding the use of aftermarket products in the repair process, and the requirement to have aftermarket products certified by an independent testing organization. Additional legislation of this kind may be introduced in the future. If additional laws prohibiting or restricting the use of aftermarket products are passed, it could have an adverse impact on our aftermarket products business.

Certain organizations test the quality and safety of vehicle replacement products. If these organizations decide not to test a particular vehicle product, or in the event that such organizations decide that a particular vehicle product does not meet applicable quality or safety standards, we may decide to discontinue sales of such product or insurance companies may decide to discontinue authorization of repairs using such product. Such events could adversely affect our business.

Some jurisdictions have enacted laws prohibiting or severely restricting the sale of certain recycled products that we provide, such as airbags. In addition, laws relating to the regulation of parts affecting vehicle emissions may impact sales of certain products in our inventory. These laws could prohibit or severely restrict the sale of additional recycled products. The passage of legislation with prohibitions or restrictions that are more severe than current laws could have a material adverse impact on our business. Additionally, Congress could enact federal legislation restricting the use of aftermarket or recycled automotive products used in the course of vehicle repairs.

The Federal Trade Commission has issued guides that regulate the use of certain terms such as “rebuilt” or “remanufactured” in connection with the sale of automotive parts.

Any of these regulatory restrictions on the products we are able to sell and on the marketing of such products could decrease our revenue and have an adverse effect on our business and operations.

We work with hazardous materials.

There are safety and legal risks associated with our use of hazardous materials in our business. We sell car batteries and parts which contain various chemical fluids, some of which are toxic to humans. We may occasionally sell automotive fluids which are hazardous. While we generally drain parts of any hazardous

fluids before working with them and implement safety precautions in our operations, we cannot completely eliminate hazardous fluids from our parts and from our facilities, therefore there are some inherent risks related to our use of such substances. Our workers and our customers may inadvertently come into contact with these hazardous materials. Additionally, we work with some automotive parts which are very heavy, and can cause serious injury to an employee or a customer. Any incidents that result in injuries or illness could result in potential liabilities, increased costs of insurance, and damage to our reputation, which could all negatively affect our business overall.

Substantial disruption to production at our manufacturing and distribution facilities could occur.
A disruption in production of new Mercedes-Benz parts could have an adverse effect on our business because although we sell used parts for classic cars, sales of newly manufactured parts constitutes a significant portion of our revenue. A disruption could occur at any of the facilities of our suppliers or distributors or could occur on a more wide-spread level affecting numerous such facilities. The disruption could occur for many reasons, including fire, natural disasters, weather, water scarcity, manufacturing problems, disease, strikes, transportation or supply interruption, government regulation, cybersecurity attacks, nuclear facility accidents, or terrorism, among other disasters. Alternative facilities with sufficient capacity or capabilities may not be available, may cost substantially more or may take a significant time to start production, each of which could negatively affect our business and results of operations.

General Business Risks

We are subject to income taxes as well as non-income based taxes, such as payroll, franchise, sales, net worth, property and goods and services taxes in the U.S.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made. Further, tax laws could change significantly in the future, causing our tax liabilities to increase. We cannot predict how tax laws will change in the future, but changes could have material impacts on our business which may be positive or negative.

The Company's business operations may be materially adversely affected by a pandemic such as the Coronavirus (COVID-19) outbreak.
The COVID-19 pandemic has resulted in a widespread health crisis that has adversely affected businesses, economies, and financial markets worldwide. There could be epidemics or pandemics in the future that are just as severe or more severe than the COVID-19 pandemic in terms of their health and economic impacts and in such an event our business would undoubtedly be affected but the exact impacts are unpredictable.

Maintaining, extending and expanding our reputation and brand image are essential to our business success.
We seek to maintain, extend, and expand our brand image through marketing investments, including advertising, consumer promotions, and our large and unique product inventory. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously

damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

We are vulnerable to fluctuations in the price and supply of parts, packaging materials, and freight.
The prices of the supplies, parts, packaging materials, and freight are subject to fluctuations in price attributable to, among other things, changes in supply and market conditions. Changes in our input costs could impact our gross margins. Our ability to pass along higher costs through price increases to our customers is dependent upon competitive conditions and pricing methodologies employed in the various markets in which we compete. To the extent competitors do not also increase their prices, customers and consumers may choose to purchase parts from our competitors or may opt for purchasing a new vehicle over maintaining an older Mercedes whose parts we specialize in, which may adversely affect our results of operations.

We use significant quantities of chemicals as well as corrugated fiberboard and plastic packaging materials provided by third-party suppliers. We buy from a variety of producers and manufacturers, and alternate sources of supply are generally available. However, the supply and price are subject to market conditions and are influenced by other factors beyond our control. We do not have long-term contracts with many of our suppliers, and, as a result, they could increase prices or fail to deliver. The occurrence of any of the foregoing could increase our costs and disrupt our operations.

The consolidation of institutional customers could adversely affect us.
Our customers, such as car repair garages in our major market regions may consolidate, resulting in fewer customers for our business. Consolidation also produces larger retail customers that may seek to leverage their position to improve their profitability by demanding improved efficiency, lower pricing, increased promotional programs, or specifically tailored customer service.

Significant additional labeling or warning requirements may inhibit sales of affected products.
Various jurisdictions may seek to adopt significant additional product labeling or warning requirements relating to the contents of our parts, or perceived adverse health consequences of our product(s). If these types of requirements become applicable to our product(s) under current or future environmental or health laws or regulations, they may inhibit sales of such products.

Our profitability may be negatively affected by inventory shrinkage.
We are subject to the risk of inventory loss and theft, especially in relation to theft by our employees and fraudulent credit card purchases.

Opportunistic buying could adversely affect our business.
We purchase the majority of our used parts inventory opportunistically, wherein we may purchase parts when we come across a good price or a difficult-to-find part, such as in the case of the recently acquired inventory described in our business plan. While opportunistic buying provides our buyers the ability to buy at desirable times and prices, in the quantities we need and into market trends, it places considerable discretion in our employees who make those purchases, subjecting us to risks related to the pricing, quantity, nature and timing of inventory flowing to our facilities. We base our purchases of inventory, in part, on our sales forecasts and not on actual sales or pending sales, therefore this opportunistic buying is inherently risky.

We may be exposed to liability or damage to our reputation through our e-commerce services and other business relationships.
We enable third-party sellers to offer products or services through our websites, which is an additional source of revenue for us, however, it entails risk that if one of these third parties were to commit fraud or to inadvertently sell a defective product, then we could be exposed to liability and our reputation could suffer. These risks are inherently difficult to predict and the protection afforded to us by indemnification agreements is uncertain.

Our business may be adversely affected by catastrophic events.

Unforeseen catastrophic events, including war, terrorism, other international conflicts, nuclear facility accidents, public health issues, natural disasters such as earthquakes, hurricanes, or tornadoes, and extreme weather events, whether occurring in the United States or abroad, could disrupt our supply chain, our own operations, or international trade generally. Any political or economic instability in the United States or abroad could similarly disrupt our business. Any of the foregoing events could result in property losses, reduce demand for our products, or make it difficult or impossible to obtain merchandise from our suppliers. Any such events occurring in the areas in which our facilities are located could also adversely affect our employees' ability to work. Threats of these types of events alone can cause significant disruptions to our business operations.

We may not timely identify or effectively respond to consumer trends or preferences, which could negatively affect our relationship with our customers and the demand for our products and services.
It is difficult to predict consistently and successfully the products and services our customers will demand. The success of our business depends in part on how accurately we predict consumer demand, availability of merchandise, the related impact on the demand for existing products and the competitive environment, whether for retail customers purchasing products through our e-commerce businesses or through future business operations. For example, our current inventory of parts emphasizes those for vehicles built in 1985 and earlier, and we know we must expand our inventory to include more parts for newer vehicles over time. We will need to predict specifically which vehicles and associated parts are going to be in the greatest demand among classic car enthusiasts and among Mercedes car owners generally. If we fail to expand our product offerings successfully or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations. There are no guarantees we will successfully predict and cater to changing consumer preferences and demands.

Our business and results of operations may be adversely affected if we are unable to maintain our customer experience or provide high quality customer service.
The success of our business largely depends on our ability to provide superior customer experience, which in turn depends on a variety of factors, such as our ability to continue to provide a reliable and user-friendly website interface for our customers to browse and purchase our products, helpful customer service by phone, reliable and timely delivery of our products, and superior after sales services. Our sales may decrease if our website services are severely interrupted or otherwise fail to meet our customer requests. Should we or our third-party delivery companies fail to provide our product delivery and return services in a convenient or reliable manner, or if our customers are not satisfied with our product quality, our reputation and customer loyalty could be negatively affected. In addition, we also depend on our call center and online customer service representatives to provide live assistance to our customers. If our call center or online customer service representatives fail to satisfy the individual needs of customers, our reputation and customer loyalty could be negatively affected and we may lose potential or existing customers and experience a decrease in sales. As a result, if we are unable to continue to maintain our customer experience and provide high quality customer service, we may not be able to retain existing customers or attract new customers, which could have an adverse effect on our business and results of operations.

Our advertising and marketing efforts may be costly and may not achieve desired results.
We incur substantial expense in connection with our advertising and marketing efforts. Although we target our advertising and marketing efforts on current and potential customers who we believe are likely to be in the market for the products we sell, we cannot assure you that our advertising and marketing efforts will achieve our desired results. In addition, we periodically adjust our advertising expenditures in an effort to optimize the return on such expenditures. Any decrease in the level of our advertising expenditures, which may be made to optimize such return could adversely affect our sales.

Government regulation is evolving and unfavorable changes could harm our business.
We are subject to general business regulations and laws, as well as regulations, laws, and potential future laws governing ecommerce, electronic devices,taxation, privacy, data protection, pricing, content, copyrights, distribution, mobile communications, electronic device certification, electronic waste, energy consumption, environmental regulation, vehicle emissions standards, hazardous substances, employment, securities, electronic contracts and other communications, competition, consumer protection, web services,

the provision of online payment services, information reporting requirements, and many other aspects of our products and business operations. Unfavorable regulations and laws could affect our business in numerous ways which are hard to predict.

Risks Related to the Securities

MBZ Parts is offering non-voting preferred shares.
You should be aware that the preferred shares offered in this crowdfunding campaign have virtually no voting rights. Details regarding the governance of the corporation are located in the Articles of Incorporation and Bylaws. Investors must rely on the business judgment of the holders of common stock to make decisions and to elect directors to make decisions. Currently, and for the foreseeable future, the majority of common stock is and will be controlled by a single entity as described in greater detail herein below.

These preferred shares will be "restricted securities" as defined by the SEC and will not be freely tradable.
Investors should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the shares offered herein. Because this offering has not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the shares are "restricted securities" and cannot be resold in the United States except as permitted under the Securities Act and applicable state securities laws, pursuant to registration thereunder or exemption from such registration. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the shares may also adversely affect the price that you might be able to obtain for the shares in a private sale. The amended and restated Articles of Incorporation of the Company provide that the Company retains the right to approve of any transfer of the shares and may redeem the shares. Each investor in this offering will be required to represent that it is purchasing the securities for its own account via the Special Purpose Vehicle established for holding the shares, and that purchasers are purchasing for investment purposes and not with a view to resale or distribution thereof except between the Special Purpose Vehicle and the investors.

Neither the offering nor the securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this offering, the Company or any securities of the Company. The Company has not registered this offering under the Securities Act in reliance on exemptions from such registration. The Company is relying on the new federal investment crowdfunding laws which provide a preemption from registration of this offering with state securities regulators. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that an Investor will realize a return on its investment or that it will not lose its entire investment. For this reason, each investor should read the offering documents and all exhibits carefully and should consult with its own attorney and investment advisor prior to making any investment decision.

A majority of the Company is owned by a single owner.
A majority of common sharers, constituting a controlling interest in the Company, are owned by ReInvent The Wheel, a single member Oregon LLC owned by MBZ Parts' CEO Sheila P. Heaney. Subject to any fiduciary duties owed to our other investors under California law, ReInvent The Wheel may be able to exercise significant influence over matters requiring shareholder approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use

their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

No representations are made regarding tax consequences of purchasing the securities.
The Company makes no representations regarding tax consequences of purchasing the securities as offered. Each investor should seek their own professional tax advice regarding the tax consequences of holding preferred shares in the Company.

We have not prepared any audited financial statements.
Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

The preferred shares will be junior to debts the Company has incurred and additional future debts the Company may incur.
Although the preferred shares offered to investors in this crowdfunding campaign have preference over the common shares for purposes of dividends and payments upon liquidation, there are no guarantees that sufficient funds will be available to pay investors of any kind in this company. Further, the preferred shares will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Nothing in the terms of this offering nor the Company organizing documents shall limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the preferred shares.

There is no sinking fund for the securities offered and the Company may be unable to repay investors according to plan.
While the company aims to achieve a sale or major financing event which could trigger a redemption of some or all of the preferred shares in the Company, there is no guarantee the business will reach such a milestone within the anticipated timeline, or that it will reach such a milestone at all. If the Company fails to achieve a major financing or sale event then investors in the preferred shares class will need to wait until the Company achieves sufficient profitability to pay dividends in order for shareholders to realize any return on investment, and in such event the returns on investment might be small, if there are any returns at all. However, there are no guarantees the Company will achieve such goals and it is possible that the business will be so severely lacking in funds that it may be unable to repay investors at all. Investors should only invest if they can afford to lose their entire investment.

Minimum investment may be insufficient.
While the Company has set a minimum and maximum target goal for its crowdfunding campaign, there can be no assurances that raising an amount of money in this target range will actually provide sufficient capital for the Company's needs. As discussed in the beginning of this Risk Factors statement, there are numerous reasons why we may have insufficient capital to fully implement our business plan even if this crowdfunding campaign is fully funded.

Exit strategy not guaranteed to succeed. There can be no assurance that we will ever provide liquidity to Investors through either a sale of the Company or a registration of the Securities.
While our contemplated exit strategy is to sell the entire business several years from now, at which point we hope that investors will receive a favorable return on investment, there can be no assurance that any form of merger, combination, or sale of the Company will actually take place, or that any merger, combination, or sale would provide liquidity for investors. Furthermore, we may be unable to register the Securities for resale by investors for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, investors could be unable to sell their Securities unless an exemption from registration is available. Therefore, investors should view this investment as a long-term and highly illiquid investment.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

This Risk Factors Statement May Not Address All Risks
In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the our current business plan. Each prospective investor is encouraged to carefully analyze the risks and merits of an investment in the Company and should take into consideration when making such analysis, among others, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS MEMORANDUM AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.